Commission File number: 000-19170

UNITED STATES
      SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
FORM 12b-25
                                                          NOTIFICATION OF LATE FILING

[   ] Form 10-K [ ] Form 20-F [ ] Form 11-K [  ] Form 10-Q [ X ] Form 10-D [ ] Form N-SAR [ ] Form N-C

For Period Ended: June 30, 2009

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Entire Form 10-K

Part I - Registrant Information:
            Full Name of Registrant                                                                                     Juniper Group, Inc.

Former Name if Applicable                                                                                     N/A

Address of Principal Executive Office:            20283 State Road 7, Suite 300
Boca Raton, Florida 33498
Part II--RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b) the following should be completed.  (Check box if appropriate)

[X]           (a)           The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]           (b)           The subject annual report, semi-annual report, transition report on Form 10-K, Form 2-F, 11-F, or From N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The preparation of the Company’s second quarter10-Q has been delayed due to the Company’s recent change of certifying accountant.  The Company and its staff are working diligently to complete the reports for the quarter ended June 30, 2009.  Despite these efforts the Company will not be able to complete its Form 10-Q for the second quarter of 2009 on a timely basis without unreasonable effort or expense to the Company.

Part IV - Other Information

(1)	Name and telephone number of person to contact in regard to this notification.
         Vlado Hreljanovic                                                      President                      (561) 807-8990
(Name)                                                                   (Title)                     (Telephone Number)

(2)
Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).( X ) Yes   (   )  No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?(  ) Yes  ( X  ) No

If so, attach an explanation of the anticipated change, both narrative and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Juniper Group, Inc.
(Name of Registrant as specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 13, 2009                                                    By:   /s/ Vlado P. Hreljanovic                                                       .
                  Name: Vlado P. Hreljanovic
                  Title:    President and CEO